Exhibit 3.1

CERTIFICATE OF AMENDMENT OF BYLAWS

OF

SUN HYDRAULICS CORPORATION

The undersigned, being the duly appointed Secretary of Sun Hydraulics Corporation, a Florida corporation (the “Company”), hereby certifies that Article V, Section 4 of the Company’s Amended and Restated Bylaws was amended by a duly adopted resolution of the Board of Directors at a meeting duly held on March 3, 2007, to read in its entirety as follows:

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named as the owner of the stock in the Corporation’s books and records or by his, her or its attorney lawfully constituted in writing and, if such stock is represented by a stock certificate, upon the surrender of the certificate therefor.

Dated: May 2, 2007	/s/ Gregory C. Yadley
Gregory C. Yadley, Secretary